UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date Earliest Event reported): June 28, 2019

Gardner Denver Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-38095 (Commission File Number)	46-2393770 (IRS Employer Identification No.)

222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	GDI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01          Entry into a Material Definitive Agreement.

On June 28, 2019, Gardner Denver Holdings, Inc. (the “Company”), Gardner Denver, Inc. (the “U.S. Borrower”), GD German Holdings II GmbH, as the German Borrower, Gardner Denver Holdings Ltd. as the UK Borrower, UBS AG, Stamford Branch (“UBS”) as Resigning Agent, Citibank, N.A. (“Citi”) as Successor Agent, and the other parties thereto entered into that certain Amendment No. 4 (the “Amendment”) to the Credit Agreement, dated as of July 30, 2013 (as amended by Amendment No. 1 to Credit Agreement, dated as of March 4, 2016, Amendment No. 2, dated as of August 17, 2017, and Amendment No. 3, dated as of December 13, 2018, the “Credit Agreement”; and the Credit Agreement, as amended by the Amendment, the “Amended Credit Agreement”), among Holdings, the U.S. Borrower, the other borrowers party thereto, the lenders and other financial institutions or entities party thereto and UBS, as Administrative Agent, Collateral Agent, Swingline Lender and Letter of Credit Issuer.

The Amendment (i) refinanced the existing senior secured revolving credit facility with a replacement $1 billion senior secured revolving credit facility (the “New Revolving Credit Facility”) with a maturity of five years from the date of the effectiveness of the Amendment; provided, that, the availability of the New Revolving Credit Facility is limited to $450 million prior to the satisfaction of the Increased Availability Condition (as defined in the Amendment) and the New Revolving Credit Facility shall be automatically and permanently reduced to $450 million if the Increased Availability Condition is not satisfied prior to the 2019 Revolving Commitment Reduction Date (as defined in the Amendment); (ii) terminated the revolving credit facility commitments of certain lenders under the existing senior secured revolving credit facility under the Credit Agreement; (iii) provided for up to $200 million (and, following the satisfaction of the Increased Availability Conditions, $400 million) of the New Revolving Credit Facility to be available for the purpose of issuing letters of credit; (iv) provided for the replacement of GD First (UK) Limited by Gardner Denver Holdings Ltd. as the UK Borrower under the Amended Credit Agreement; (vi) pursuant to the Successor Agent Agreement (as defined in the Amendment), transferred the Administrative Agent, Collateral Agent and Swingline Lender roles under the Amended Credit Agreement to Citi; and (vii) made certain other corresponding technical changes and updates. Loans under the New Revolving Credit Facility will have an initial applicable margin of 2.25% for LIBOR loans and 1.25% for base rate loans.

The foregoing description of the Amendment is a summary and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

KKR Capital Markets LLC, an affiliate of Kohlberg Kravis Roberts & Co. L.P., is a joint lead arranger and joint bookrunner of the Amendment and a joint manager and arranger under the Amended Credit Agreement. Investment funds or accounts managed or advised by the global credit business of Kohlberg Kravis Roberts & Co. L.P. are lenders under the Amendment. Investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. own approximately 35.3% of the issued and outstanding common stock of the Company. Kohlberg Kravis Roberts & Co. L.P. and its affiliates, including KKR Capital Markets LLC, have in the past engaged, and may in the future engage, in transactions with and perform services, including financial advisory and investment banking services, for the Company and its affiliates in the ordinary course of business, for which they have and/or will receive customary fees and expenses. In addition, certain of the other agents and lenders providing funding or other services under the Credit Agreement as amended by the Amendment, as well as certain of their affiliates, have, from time to time, provided investment banking and financial advisory services to the Company for which they have received customary fees and commissions. Such agents and lenders may provide these services from time to time in the future.

Item 2.03          Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 is incorporated herein by reference.

Item 7.01          Regulation FD Disclosure.

On July 2, 2019, the Company issued a press release announcing the entry of the parties into the Amendment. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.
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    The information in this Item 7.01, including exhibit 99.1, is being furnished to the Securities and Exchange Commission (the “SEC”) pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings with the SEC under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

Exhibit 10.1
Amendment No. 4 to the Credit Agreement, dated as of June 28, 2019, among Gardner Denver Holdings, Inc., Gardner Denver, Inc., GD German Holdings II GmbH, Gardner Denver Holdings Ltd., UBS AG, Stamford Branch as the Resigning Agent, Citibank, N.A. as the Successor Agent and the lenders and other entities party thereto.

Exhibit 99.1	Press Release, dated July 2, 2019, issued by Gardner Denver Holdings, Inc.
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Additional Information and Where to Find It

In connection with the proposed transaction among the Company, Ingersoll-Rand plc, a Republic of Ireland public limited company (“Ingersoll Rand”), Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation and newly formed wholly-owned indirect subsidiary of Ingersoll Rand (“Ingersoll Rand Industrial”), and Charm Merger Sub Inc., a Delaware corporation and newly formed, wholly-owned subsidiary of the Company, the Company and Ingersoll-Rand Industrial will file registration statements with the SEC registering shares of the Company’s common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. The Company will also file a proxy statement, which will be sent to the Company’s stockholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and the Company’s stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about the Company, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on the Company’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This Current Report on Form 8-K and its exhibits shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This Current Report on Form 8-K and its exhibits is not a solicitation of a proxy from any security holder of the Company. However, Ingersoll Rand, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

GARDNER DENVER HOLDINGS, INC.

Date: July 2, 2019	By:	/s/ Andrew Schiesl
		Name:	Andrew Schiesl
		Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary